United States securities and exchange commission logo





                           August 16, 2021

       David A. Frank
       Chief Financial Officer
       AquaBounty Technologies, Inc.
       Two Mill & Main Place, Suite 395
       Maynard, Massachusetts 01754

                                                        Re: AquaBounty
Technologies, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 6,
2021
                                                            File No. 333-258561

       Dear Mr. Frank:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Irene
Paik at 202-551-6553 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Michael J. Minahan,
Esq.